Exhibit 4.6

CERTIFICATE OF DOMESTICATION

OF

10X CAPITAL VENTURE ACQUISITION CORP. II

Pursuant to Sections 103 and 388 of the General
Corporation Law of the State of Delaware

10X Capital Venture Acquisition Corp. II, a Cayman Islands exempted company, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed “African Agriculture Holdings Inc.” and referred to herein after such time as the “Company”), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1. The Company was originally incorporated on the 10th day of February, 2021 under the laws of the Cayman Islands.

2. The name of the Company immediately prior to the filing of this Certificate of Domestication is 10X Capital Venture Acquisition Corp. II.

3. The name of the Company as set forth in the Certificate of Incorporation is African Agriculture Holdings Inc.

4. The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Company immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of 10X Capital Venture Acquisition Corp. II and the conduct of its business or by applicable non-Delaware law, as appropriate.

IN WITNESS WHEREOF, the Company has caused this Certificate of Domestication to be executed in its name this [●] day of [●], 2023.

10X CAPITAL VENTURE ACQUISITION CORP. II., a Cayman Islands company

By:
Name:
Title: